SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April, 2003

KOREA ELECTRIC POWER CORPORATION
(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

SIGNATURES

April 30, 2003

Korea Electric Power Corporation (“KEPCO”) held an investor conference on April 29, 2003 in Seoul, Korea. The presentation material used is enclosed. In the management discussion during the conference, the Chairman & CEO, Dong-suk Kang stated that in the future, KEPCO intends to pay the dividend at a rate similar to the dividend rate for the fiscal year 2002, expressed as a percentage of the par value (which was 16% for 2002), subject to the financial condition and the results of operation of KEPCO.

Investor Presentation April 29, 2003 This material has been prepared by Korea Electric Power Corporation for the information of investors of the company. This is not intended as an offer or solicitation for the purchase or sale of any financial instrument or securities. While reasonable care bas been taken to ensure that the information contained herein is not untrue or misleading at the time of preparation, the company makes no representation as to its accuracy or completeness. Any projections or estimates may be different from actual results.

Discussion Topic Overview Business & Operation Financial Profile Strategic Initiatives Investment Highlights

Overview

Power Monopoly in Korea Assets KRW70.5 trillion (US$58.7 billion) Revenues KRW21.4 trillion (US$17.8 billion) Generating Capacity 49,561 MW Market Capitalization KRW11.5 trillion (US$9.6 billion) 95% Generation 100% Transmission Distribution 100% 1. Financial numbers are consolidated (Korean GAAP) as of Dec. 31, 2002. (KRW/US$ = 1200.40) 2. Capacity, market capitalization: as of April 28, 2003 1 * In terms of generation (2002)

0 100 200 300 KEPCO Huaneng Power CLP HK Electric Tokyo Electric Tenaga 4 8 12 16 KEPCO Huaneng Power CLP HK Electric Tokyo Electric Tenaga EBITDA U$ billion Source: Deutsche Bank, 2002 World's Leading Utility Player Sales and Capacity Sales (1,000GWh) Capacity (1,000MW) 60 40 20 0 2

20 15 10 5 0 5 10 15 20 25 ROE(%) P/E(x) KEPCO Tenaga Tokyo Elecctric HK Electric CLP Huaneng Power 2 4 6 8 10 10 8 6 4 2 0 Interest Cover(x) P/CF(x) KEPCO Tenaga Tokyo Electric HK Electric CLP Huaneng Power Undervalued Compared to Regional Utilities Recent financial improvement not fully appreciated Source: Deutsche Bank, 2002 3

Business & Operation

Demand Driven by Residential 8.8% 3.0% 6.2% 7.6% 8.0% 11.8% 0 5 10 15(%) 2000 2001 2002 2003(F) (Demand) 7.5% 5.0% (GDP) Annual Demand Growth Volume Revenue Demand Growth 1Q03 Demand Characteristics in 1Q03 KWh sold per residential customer was up by 4.3% - Tariff rebalancing resulted in higher unit price due to the increase in residential consumption Commercial consumption is extending its growth momentum into 2003 Oil, automobile and semi-conductor sectors led the industrial growth 0 5 10 15(%) Residential Industrial Overall 9.7% 9.0% 7.0% 12.1% 10.8% 9.2% 9.2% 10.9% 11.7% 30.3% Commercial Others 4

Potential for Tariff Hike History of Tariff Hikes 5.9% 6.5% 5.3% 4.0% 0.0% 0.0% 0% 5% 10% 1997 1998 1999 2000 2001 2002 ?% 2003 Strong Demand Growth Forecast 2003 : 7.5% 2004~2005 : 6.1% (Annual Average) 2006~2010 : 4.4% (Annual Average) The forecast assumes GDP to grow by 5.0% in 2003 and at an annual average growth rate of 5.1% from 2004 through 2010 Forecast value for 2004 onward is by the high demand case scenario by Korea Power Exchange Actual results may be different from the forecast Tariff Rebalancing 5

Fuel Price Sensitivity Analysis Oil Price/ Dubai Coal Price U$1 Change in Oil Price KRW18.2bil. (U$15.0mil.) U$1 Change in Coal Price KRW19.2bil. (U$16.0mil.) Cost Sensitivity to Fuel Price 2003 Budget Price: Dubai Oil Price U$25/BBL Unit Coal Purchase Expense U$32. 76/Ton 20 24 28 25 30 35 40 45/ton WEFA Steam Coal ARA Index U$32/BBL 6 2000 2001 2002 2003.4 2000 2001 2002 2003.4

Continuous Fuel Cost Control Efficient Fuel Mix: Generation by Fuel Type Oil & LNG 32% (1997) 18% (2002) Coal 32% (1997) 41% (2002) Nuclear 36% (1997) 41% (2002) Hedging & Saving Fuel Cost Coal Increasing the portion of long-term contract: 6:4 8:2 Increasing the tenor of long-term contract: 1 year 3~5 years Diversifying the sources into China, Russia, S. Africa Bidding via Internet Developing oil substitute: a 30% cheaper Orimulsion to be used from 2003 Increasing the purchase through International bidding Introducing forward contract characteristics into the purchasing price Take-or- pay contract with KOGAS expires in 2006 Improving the terms & conditions through renegotiation LNG Oil 7

Financial Profile

Capital Structure Local vs. Foreign Currency Debt* US Dollar 70% Japanese Yen 28% Local Currency Debt 62% FX Debt 38% * Debt currency mix as of Mar.31, 2003 (KRW/US$ = 1,252.90 ). Total Debt: KRW 21.6 tril (U$17.3bil) Total FX-Denominated Debt USD 6.7bil Others 2% Debt 49.6% SH's Equity 50.4% 8 Sound Capital Structure

FX & Interest Rates Sensitivity Analysis Sensitivity to FX & Interest Rate 1% Change in Interest Rate KRW85.7bil (71.4U$mil.) Cash (Interest) KRW19.6bil (U$16.4), Cash (Interest, Repayment) KRW66.3bil (U$13.6), Non-Cash (Translation Gain/Loss) KRW43.6bil (U$36.6), Fuel Expense 10 Won Change in FX Rate Total cash interest expenses and translation gain/loss before capitalization As of Dec. 2002 (KRW/US$ = 1,200.40) 9 Debt Currency Mix KRW 59% USD 30% JPY 10% Others 1% 2000 Mar.2003 Target Mix 62% 27% 10% 1% 70% 15% 15% * Interesting Bearing Debt : KEPCO + GENCOs, As of March 2003, Exchange rate of KRW/US$ = 1,252.90 Mar. 2003 Target Fixed 62% 70% Floating 38% 30% Fixed vs. Floating Obligation

Operating Margin Debt to Equity ratio Average Debt Cost Return on Equity Improved Financials 16.4% 16.3% 18.5% 19.7% 1998 1999 2000 2001 2002 23.6% 175% 106% 113% 1998 1999 2000 2001 2002 114% 98% 10.1% 8.7% 8.2% 6.3% 1998 1999 2000 2001 2002 6.1% 11 6.1% 4.9% 1998 1999 2000 2001 8.6% 2002 4.9% 4.6%

(Unit : KRW bn) % 1999 % D 2000 % D 2001 % D 2002 KWh sold(GWh) Revenue* EBITDA Operating Income Interest Expense Int. Bearing Debt Net income D 12 * The revenue since April 2002 is exclusive of "Electricity Basis Fund" Solid Financial Results 2002 * Int. Bearing Debt: KEPCO + Gencos 10.7% 214,215 11. 8% 239,535 7.6% 257,731 8.0% 278,451 10.7% 15,751 18.8% 18,708 8.1% 20 , 225 5.6% 21,366 20.0% 8,205 10.0% 9,026 4.7% 9,447 10.3% 2 , 571 34.9% 3 , 470 15.0% 3 , 989 26.5% 5,047 - 6.1% 2 , 240 4.3% 2 , 337 -13.7% 2 , 017 6.3% 24 , 712 3.0% 25 , 459 4.0% 26 , 465 - 14.1% 22,738 21.1% 1 , 477 0.4% 1 , 483 10.3% 1 , 635 86.4% 3,048 10.7% 10,461 -22.3% 1,567

Financial Results 1Q 2003 1Q 03 1Q 02 Growth Revenue 5,612 5,025 12% Operating Expenses 5,169 4,473 16% Purchased power 4,172 3,599 16% Labor costs 175 158 11% Severance payments 6 18 -67% Maintenance cost 116 105 11% D&A 365 335 9% Fee expenses 87 77 13% Other expenses 248 181 37% Operating Profit 443 552 -20% Non-Operating Profit (Net) 293 561 -48% EBT 736 1,113 -34% Net Profit 518 782 -34% Nonconsolidated Income Statement (Unaudited) * 1Q03 numbers are preliminary, unaudited, non-consolidated and subject to change Unit: KRW1Bn 17

Strategic Initiatives

KEPCO
KOREA ELECTRIC POWER CORPORATION

Restructuring Timetable



Generation
Transmission
Distribution
N G G G G G
KPX
Transmission
Distribution
N G G G G G
KPX
Transmission
D D D D D D
Phase I
Preparation
Phase II
Generation Competition
Phase III
Wholesale Competition
Phase IV
Retail Competition
4/2001
2003
Under discussion
GENCOs & KPX, Setup
Introducing Cost Based Electricity Pool System
GENCOs' Privatization Started
Introducing Competition into Distribution

14

Restructuring Underway Privatizing KOSEPCO Strategic stake sale was cancelled due to extraneous factors 100% bonus issue followed by 10-15% domestic IPO is currently planned by early 2004 Financial advisors for IPO will be selected in May Alternative measures will also be employed to divest KOSEPCO Separating Distribution Conditions precedents such as cost-based tariff setting mechanism will be put into place to make a successful transition Mock operation will be conducted for a certain period before actual separation in order to avoid trial and error The timing and the scope of the mock operation are still under discussion 15

Successful Disposition of Non-Core Assets 16 *Book value : As of Dec 31, 2002 Assets Sold Book Value* Ownership Proceeds Sales-to-book Multiple Onwards KPS 239 100.0% - - KEPID 20 49.0% - - KDHC 148 26.1% - - KOGAS 691 24.5% - - KOPEC 52 97.9% - - Powercomm 359 43.2% - - (Unit: KRW bn) Completed To be Completed Assets Sold Book Value Ownership Proceeds Sales-to-book Multiple (Unit: KRW bn) 1999 ~ Telecom Companies 2001 Anyang/Bucheon P. 527 - 1,950 3.7x Doosan Heavy 2002 Powercomm 378 45.5% 819 2.2x 2003 KEPID 21 51.0% 71 3.4x

Overseas Projects Priority: Successful completion of two on-going projects in the Philippines Risk Management: Consortium, balanced geographic mix, project diversification, local government guarantees Focus Area: O&M, test operation, and rehabilitation Value to Shareholders: Minimum capex and hurdle rate (IRR of 15%) Strategic Initiatives Efficient Management of Gencos Management Contract : Focus on managerial innovation and stable labor relations Management Evaluation: Emphasis on profitability and efficiency Strategic Cooperation among Gencos: Cost savings initiatives through joint purchase agreements, e.g. fuel 22

Investment Highlights

Investment Highlights Dominant player in the fast-growing electricity industry Industry restructuring enhances transparency in tariff system Enhancing profitability by Risk Management and Operation Rationalization Improving financial status with the sale of KOSEPCO and non-core assets 18

Investor Presentation April 29, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By: /s/ Do-Shik Lee Name: Do-Shik Lee Title: Chief Financial Officer

Date: April 30, 2003